UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-A

FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
PURSUANT TO SECTION 12(b) OR (g) OF THE
SECURITIES EXCHANGE ACT OF 1934

Steele Bancorp, Inc.

(Exact name of registrant as specified in its charter)

Pennsylvania	23-2362874

(State or other jurisdiction of incorporation or organization)	(I.R.S Employer Identification No.)

250 East Chestnut Street, Mifflinburg, Pennsylvania	17844
(Address of principal executive offices)	(Zip Code)

Securities to be registered pursuant to Section 12(b) of the Act:

Title of each class to be registered	Name of each exchange on which each class is to be registered

If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c) or (e), check the following box. ☐

If this form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d) or (e), check the following box. ☒

If this form relates to the registration of a class of securities concurrently with a Regulation A offering, check the following box. ☐

Securities Act registration statement or Regulation A offering statement file number to which this form relates:________________________________________ (if applicable)

Securities to be registered pursuant to Section 12(g) of the Act:

Common Stock, $1.00 par value per share
(Title of class)

(Title of class)

INFORMATION REQUIRED IN REGISTRATION STATEMENT

Item 1. Description of Registrant's Securities to be Registered.

Common Stock.

Steele Bancorp, Inc. (the "Registrant") has 5,000,000 shares of authorized common stock, par value $1.00 per share. As of the date hereof, there were 3,405,061 shares of the Registrant's common stock issued and outstanding. All outstanding shares of the Registrant's common stock are duly authorized, fully paid, validly issued and non-assessable.

Dividends.

Holders of shares of the Registrant's common stock are entitled to receive dividends when and as declared by the Registrant's board of directors out of funds legally available therefore. The Registrant's ability to pay dividends is dependent on its earnings and financial condition and subject to certain restrictions imposed by state and federal laws.

Voting Rights.

The holders of the Registrant's common stock have exclusive voting rights in the Registrant. The holders of the Registrant's common stock elect the Registrant's board of directors and act on other matters as are required to be presented to them under Pennsylvania law, the Registrant's articles of incorporation, or as are otherwise presented to them by the board of directors. Generally, each holder of the Registrant's common stock is entitled to one vote per share and does not have any right to cumulate votes in the Registrant's election of directors.

Liquidation or Dissolution.

In the unlikely event of liquidation, dissolution or winding up of the Registrant, the holders of its common stock would be entitled to receive, after payment or provision for payment of all its debts and liabilities, all of the assets of the Registrant available for distribution.

Preemptive Rights.

Holders of the Registrant's common stock are not entitled to preemptive rights with respect to any shares that may be issued. The Registrant's common stock is not subject to redemption.

Listing.

The Registrant's common stock is quoted on OTCID under the symbol “STLE.” The transfer agent for the Registrant's common stock is Computershare.

Change in Control Provisions.

The following discussion is a general summary of the material provisions of the Registrant's articles of incorporation and bylaws that may be deemed to have an “anti-takeover” effect. The following description is necessarily general and is not intended to be a complete description of the document or regulatory provision in question.

Authorized but Unissued Stock.

The authorized but unissued shares of common stock (and shares held in treasury) will be available for future issuance without shareholder approval. These additional shares may be used for a variety of corporate purposes, including future private or public offerings to raise additional capital, corporate acquisitions, and employee benefit plans. The existence of authorized but unissued shares of common stock and shares held in treasury may enable the board of directors to issue shares to persons friendly to current management, which could render more difficult or discourage any attempt to obtain control of the Registrant by means such as a proxy contest, tender offer, or merger, and thereby protect the continuity of the Registrant's management.

No Cumulative Voting.

The Registrant's articles of incorporation do not provide for cumulative voting for the election of directors.

Shareholder Nominations and Proposals.

The Registrant's articles of incorporation provide that any shareholder desiring to make a nomination for the election of the directors or a proposal for new business at any annual meeting of shareholders must submit written notice to the Registrant not later than 90 days immediately preceding the anniversary date of the immediately preceding annual meeting.

Classified Board of Directors

The Registrant's articles of incorporation provide that the directors will be divided into three classes, as nearly equal in number as possible, with each class serving a three year term with the term of one class expiring each year. A classified board of directors has the effect of moderating the pace of change in board membership by requiring two annual elections to replace a majority of the Registrant's board of directors.

Bylaw Amendments.

The Registrant's articles of incorporation provide that the power to make, alter and amend the Registrant's bylaws is vested in the board of directors, subject to the right of the shareholders to change such action by the affirmative vote of a majority of the outstanding shares of common stock. The Registrant's bylaws provide that the bylaws may be amended or repealed, in whole or in part, by a the board of directors at any regular meeting or at any special meeting called and convened for that purpose, subject to the power of the shareholders to change such action provided that the Board of Directors shall not have the power to amend the bylaws on any subject that is expressly committed to the shareholders by the express terms of the bylaws, applicable law or otherwise.

Approval of Certain Transactions.

Under the Registrant's articles of incorporation, any merger, consolidation, liquidation or dissolution of the Registrant, or any action that would result in the sale or disposition of all or substantially all of the Registrant's assets, is subject to a heightened shareholder vote standard, requiring the affirmative vote of the holders of at least 66 2/3% of the outstanding shares of common stock of the Registrant unless the transaction has been approved by 80% of the entire Board of Directors, in which case only a majority of the votes cast by all shareholders entitled to vote is required. Approval by the shareholders is not required, however, in connection with a transaction for which approval by the shareholders is not required by the Pennsylvania Business Corporation Law of 1988, as amended (the “PBCL”); except that shareholder approval in accordance with the articles of incorporation is required if, immediately after the effective date of the transactions (i) Registrant’s shareholders are to hold in the aggregate less than a majority of the shares of the surviving or new corporation entitled to be cast generally for the election of directors, or (ii) a majority of the members of the board of directors of the surviving or new corporation and a majority of the members of the board of directors of such corporation's ultimate parent corporation, if any, are not former members of the board of directors of Registrant. Additionally, the provision in the Registrant's articles of incorporation that sets forth this requirement may not be amended unless the amendment is approved by 66 2/3% of the outstanding shares of the common and preferred stock of the Registrant.

Control Events

Registrant’s articles of incorporation make Subchapter F of Chapter 25 of the PBCL applicable to the corporation. Generally, any business combination between Registrant and an interested shareholder (a 20% shareholder) will be subject to a 5 year prohibition unless the shareholder's acquisition of the shares that made the shareholder an interested shareholder, or the business combination itself, was preapproved by Registrant's board of directors.

Item 2. Exhibits.

3.1         Amended and Restated Articles of Incorporation, as amended (incorporated by reference to Exhibit 3.1 to Registrant’s Current Report on Form 8-K filed on August 1, 2025).

3.2         Amended and Restated Bylaws (incorporated by reference to Exhibit 3(ii) to Registrant’s Current Report on Form 8-K filed on July 17, 2025).

4.1         Instruments Defining Rights of Securities Holders (incorporated by reference to Exhibit 4.1 to Registrant’s Annual Report on Form 10-K filed on March 30, 2026).

SIGNATURE

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

(Registrant)         Steele Bancorp, Inc.

Date	April 28, 2026

By	/s/ Jeffrey J. Kapsar, President & Chief Executive Officer